                                                                    Exhibit 99.1

        BE SEMICONDUCTOR INDUSTRIES ANNOUNCES ACQUISITION OF DATACON AG
  * ACQUISITION OF FLIP CHIP AND MULTICHIP DIE BONDING EQUIPMENT COMPANY MAJOR STEP IN ADVANCING BESI'S ASSEMBLY EQUIPMENT STRATEGY *

Drunen, the Netherlands, November 11, 2004, BE Semiconductor Industries N.V. ("the Company" or "Besi") (Nasdaq: BESI; Euronext: BESI), a leading manufacturer of assembly equipment for the semiconductor industry, announced that it has signed an agreement to acquire 100% of the ordinary shares of Datacon Technology AG ("Datacon") for a total consideration of (euro) 72.6 million, of which (euro) 65 million will be in cash and the balance in 1,933,842 newly issued ordinary Besi shares. The transaction, unanimously approved by the Board of Besi and the shareholders of Datacon, is expected to close in January 2005 and is subject to certain government and regulatory approvals and other customary closing conditions. Besi anticipates that the transaction will be accretive to its earnings per share in fiscal year 2005.

Besi will finance the cash portion of the purchase price from cash on hand. The shares to be issued as part of the consideration will be held by two foundations for a minimum period of two years, subject to certain permitted exceptions, and will represent approximately 5.7% of Besi's shares outstanding after the completion of the transaction.

Datacon, a private company founded in 1986 and located in Radfeld, Austria is a leading global manufacturer of flip chip bonding, multichip die bonding and other related assembly equipment for the semiconductor and telecommunications industries. According to data for 2003 from VLSI, an independent research firm covering the semiconductor industry, Datacon is the world's largest manufacturer of flip chip bonding equipment to the semiconductor industry. The use of flip chip bonding technology is critical for the needs of chip manufacturers to further shrink device sizes while increasing functionality for applications such as wireless telephony, personal digital assistants, consumer electronics and Internet infrastructure.

Datacon's products provide a wide range of die bonding capabilities for the advanced packaging market, ranging from high precision single die attach to sophisticated multichip, die and flip chip bonding applications. In addition, Datacon offers customers tailored solutions ranging from single machines to entire production lines with equipment integrated from third parties. Datacon's largest customers are principally European and North American semiconductor manufacturers such as Epcos, Infineon, Bosch, ST Micro, Skyworks and Fairchild as well as Asian assembly subcontractors such as Amkor, ASE and Chippac STATS. Datacon has production facilities in Radfeld, Austria, Gyor, Hungary and Berlin, Germany, currently employs approximately 440 people and has an estimated installed base of approximately 1,500 machines at customer locations worldwide.

Set forth below is selected financial information for Datacon according to International Financial Reporting Standards ("IFRS"). Datacon's results of operations under US GAAP may vary significantly from its results of operations calculated according to IFRS.

                                     FISCAL YEAR ENDED        SIX MONTHS ENDED
(Euro in million)                     MARCH 31, 2004         SEPTEMBER 30, 2004
-----------------                    -----------------       ------------------
Net Sales                                   58.3                     39.1
Gross Profit                                24.4                     17.9
Gross Margin                                41.9%                    45.8%
Operating Income                             4.9                      7.6
Net Income                                   2.2                      5.4
Depreciation and amortization                2.9                      0.9

As of November 10, 2004, Datacon had (euro) 23.7 million of net debt.

After the acquisition, Besi intends to operate Datacon as an independent subsidiary. Datacon's current Management Board will remain in place and become part of the global Besi management team.

In commenting on the transaction, Richard W. Blickman, President of Besi said:
"We are extremely pleased to welcome Datacon to the Besi family of companies. The combination with Datacon represents an important step in our business strategy to incorporate additional flip chip bonding and multichip die bonding capabilities in our quest to offer customers a full range of integrated assembly solutions. The acquisition of Datacon will enable Besi to become the leading supplier of flip chip bonding equipment worldwide and to leverage future research and development activities in next generation technologies by combining our respective efforts. In addition, we will be well positioned to provide customers with increased technological capabilities and product range, increase our global scale and manufacturing resources, further our penetration of key global customer accounts and add exposure to new customers in the semiconductor, automotive, nanotechnology and telecommunications industries. From a financial perspective, this transaction will significantly increase our net sales and efficiently utilize a portion of the cash on our balance sheet. It is also anticipated to be accretive to our operating results in fiscal year 2005."

Mr. Helmut Rutterschmidt, President of Datacon added: "We see tremendous potential in combining our business with Besi, particularly in the areas of international sales and marketing and the geographic broadening of our customer and manufacturing base. By teaming with Besi, Datacon gains the breadth and scope necessary to further its position as the leading global supplier of flip chip bonding and multichip die bonding equipment, expands its product innovation efforts and provides professional growth opportunities and continuity for employees. It also fulfills our longstanding vision of possessing the size and resources necessary to meet the expected growth in demand in the semiconductor industry, particularly in the flip chip bonding area."

Mr. Gerhard Zeindl, President of Operations of Datacon further added: "This transaction will allow us to access Besi's broad product portfolio and customer base. We are also pleased that Datacon will continue to operate as a stand alone subsidiary within the Besi organization and maintain its brand name and product identity as part of Besi's global product offerings."

Morgan Stanley is advising Besi in this transaction.

BE Semiconductor Industries N.V. designs, develops, manufactures, markets and services die sorting, flip chip die-attach, molding, trim and form, singulation and plating systems for the semiconductor industry's assembly operations. Its customers consist primarily of leading U.S., European, Asian, Korean and Japanese semiconductor manufacturers and subcontractors.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements, which are found in various places throughout the press release, including statements relating to expectations of future revenues, product shipments, expenses, operating results and the impact of the acquisition of Datacon on Besi's net income in fiscal year 2005. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, those listed or discussed in our Annual Report on Form 20-F for the year ended December 31, 2003, as well as the risk that anticipated orders may not materialize or that orders received may be postponed or canceled, generally without charges; the volatility in the demand for semiconductors and our products and services; acts of terrorism and violence; overall global economic conditions; risks, such as changes in trade regulations, currency fluctuations, political instability and war, associated with substantial foreign customers, suppliers and foreign manufacturing operations; potential instability in foreign capital markets; the risk of failure to successfully manage our expanding and more diverse operations; and other key factors that could adversely affect our businesses and financial performance contained in our filings and reports, including those with the United States Securities and Exchange Commission. We are under no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements whether as a result of new information, future events or otherwise.

A conference call to discuss the Datacon acquisition will be held today at 3:00 PM Dutch time (2:00 PM London time, 9:00 AM NY time). Interested participants may call (31) 20 531 5871 for the teleconference.

CONTACTS:
Richard W. Blickman                                 Cor te Hennepe
President & CEO                                     Director of Finance
Tel. (31) 416 384345                                Tel. (31) 416 384345